Exhibit 16

February 2, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dark Dynamite, Inc.
File No. 1-10559

We have read the statements included in the Form 8-K, dated February 2, 2007, for Dark Dynamite, Inc., to be filed with the Securities and Exchange Commission. We agree with the statements contained in Item 4.01 insofar as they relate to our replacement as the principal independent accountants, and our audit for the years ended December 31, 2005 and 2004, and the review for the interim periods ended March 31, 2006, June 30, 2006 and September 30, 2006. We had no disagreement with Dark Dynamite Inc. during the interim period from November 30, 2005, the date of engagement, up to February 2, 2007.

We have no basis to agree or disagree with any other statements made in Item 4.01 of such report.

Respectfully submitted,

/s/ Traci J. Anderson
Traci J. Anderson, CPA

Charlotte, North Carolina